Exhibit 99.1

Evogene Announces a Warrant Inducement Transaction for Approximately $3.4 Million
of Gross Proceeds

REHOVOT, Israel and BOSTON, February 10, 2026 /PRNewswire/ -- Evogene Ltd. (Nasdaq and TASE: EVGN) (“Evogene” or the “Company”), a pioneering computational chemistry company, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, today announced its entry into a warrant inducement agreement with an existing institutional investor of the Company for the immediate exercise of the August 2024 Series A ordinary warrants to purchase up to 1,692,308 ordinary shares (the “Series A Warrants”), and August 2024 Series B ordinary warrants to purchase up to 1,692,308 ordinary shares (the “Series B Warrants” and together with the Series A Warrants, the “Existing Warrants”). The Existing Warrants will be exercised at a reduced exercise price of $1.00 for total gross cash proceeds of approximately $3.4 million, before deducting financial advisor fees and other transaction expenses. The Company intends to use the net proceeds from the transaction for working capital and other general corporate purposes.

In consideration for the immediate exercise in full of the Existing Warrants, the investor will receive in a private placement new Series A-1 unregistered warrants to purchase up to 2,538,462 ordinary shares (the “Series A-1 Warrants”) and new Series B-1 unregistered warrants to purchase up to 2,538,462 ordinary shares (the “Series B-1 Warrants” and together with the A-1 Warrants, the “New Warrants”). The New Warrants will have an exercise price of $1.25 per share and will be immediately exercisable upon issuance. The Series A-1 Warrants and Series B-1 Warrants will expire five years and eighteen months, respectively, from the date on which they are issued. The closing of the warrant inducement transaction is expected to occur on or about February 11, 2026, subject to satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole financial advisor in connection with the transaction.

The New Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the ordinary shares issuable upon their exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of the ordinary shares issuable upon exercise of the New Warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Evogene Ltd.:

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

At the core of its technology is ChemPass AI™, a proprietary generative AI engine that enables the design of novel, highly potent small molecules optimized across multiple critical parameters. This powerful platform significantly improves success rates while reducing development time and costs.

Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs. We call this approach "Real-World Innovation".

For more information, please visit www.evogene.com.

Forward-Looking Statements:

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may," "could," "expects," "hopes," "intends," "anticipates," "plans," "believes," "scheduled," "estimates," "demonstrates" or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses the prospective closing of the warrant inducement transaction and its receipt of the net proceeds from the transaction. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene, including those risk factors identified  in Evogene's reports filed with the applicable securities authority. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact

ir@evogene.com
Tel: +972-8-9311901